UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-K

For the Transition Period Ended:___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
eBay Inc.
Full Name of Registrant

Not Applicable.
Former Name if Applicable

2025 Hamilton Avenue
Address of Principal Executive Office (Street and Number)

San Jose, California 95125
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

eBay Inc., (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Form 10-Q”). As a result of (i) reporting the Company’s Korea operations as held for sale and discontinued operations in light of its pending sale announced June 24, 2021 and as reported on a Current Report on Form 8-K filed on June 30, 2021 and (ii) the transfer of the Company’s eBay Classifieds business to Adevinta ASA (“Adevinta”) concluded on June 24, 2021, the Company requires additional time to finalize its financial statements, for the quarter ended June 30, 2021. The Company currently expects to file the Form 10-Q before the five calendar day extension period.

The financial statements included in the Company’s Form 10-Q filing will include a significant gain on the transfer of the Company’s Classifieds business, which will be reflected in Income from discontinued operations, net of income taxes in our condensed consolidated statement of income, representing a significant change from the corresponding period in the last fiscal year. We are unable to estimate this gain and the impact of the presentation of our Korea operations as discontinued operations as the preparation of our financial statements is still in progress.

PART IV — OTHER INFORMATION

1.Name and telephone number of person to contact in regard to this notification.

Marc D. Rome	408	376-7008
(Name)	(Area Code)	(Telephone Number)
2.Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☒ No ☐

3.Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information set forth in Part III above is incorporated herein by reference

eBay Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2021	By:	/s/ Marc D. Rome
		Name:	Marc D. Rome
		Title:	Vice President & Deputy General Counsel, Corporate & Assistant Secretary